EXHIBIT 3.2
                FILED
     04 APR 20 PM 5:18
SECRETARY OF STATE
TALLAHASSEE, FLORIDA
ARTICLES OF AMENDMENT TO THE AMENDED
AND RESTATED ARTICLES OF INCORPORATION
OF SCORPION PERFORMANCE, INC.
     Pursuant to Section 607.1007 of the Business Corporation Act of the State of Florida, the undersigned, being the Director and President of Scorpion Performance, Inc. (hereinafter the “Corporation”), a Florida corporation, and desiring to amend and restate its Articles of Incorporation, does hereby certify:
     FIRST: The Articles of Incorporation of the Corporation were filed with the Secretary of State of Florida on December 19, 1999, and Amended and Restated as filed with the Secretary of State on April 16, 2004, Document No. P99000109561.
     SECOND: This amendment to the Articles of Incorporation was adopted by all of the Directors of the Corporation and a majority of its shareholders on March 15, 2004. To effect the foregoing, the text of the Article V the Articles of Incorporation is hereby deleted and replaced in its entirety as follows:
“ARTICLE V
CAPITAL STOCK
     The maximum number of shares that the Corporation shall be authorized to issue and have outstanding at any one time shall be Sixty Million (60,000,000) shares, of which:
     (i) Fifty Million (50,000,000) shares shall be designated Common Stock, par value $.0001 per share. Each issued and outstanding share of Common Stock shall be entitled to one (1) vote on each matter submitted to vote at a meeting of the shareholders;
     (ii) Ten Million (10,000,000) shares shall be designated Preferred Stock. The Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, shall be authorized to divide and establish any or all of the unissued shares of Preferred Stock into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such series and certain preferences, limitations and relative rights of the shares of each series so established.”
     THIRD: Effective as of the effective date of this Amendment, each share of Common Stock, $.0001 per share, outstanding before this effective date of the Amendment will be changed into two hundred thousand (200,000) fully paid and nonassessable shares of Common Stock $.0001 par value per share; and that after the effective date of the Amendment each holder of record of one or more certificates representing shares of the old Common Stock shall be entitled to receive an additional certificate or certificates representing the proportionate number of additional shares of new Common Stock. If a stockholder shall be entitled to a number of shares of new Common Stock, which is not a whole number, then the fractional interests of .5 of new Common Stock will be rounded up to the next highest share, and fractional interests of less than .5 of new Common Stock will be reduced down to the next nearest share. The authorized number of shares of Common Stock and of Preferred Stock shall not be affected by this Amendment.
     Each share of Common Stock shall have the same relative powers, preferences and rights as, and shall be identical in all respects with, all the other shares of Common Stock of the Corporation, except as otherwise expressly set forth in this Amendment.
     FOURTH: The foregoing amendments were adopted by all of the Directors and the majority holders of the Common Stock of the Corporation pursuant to Sections 607.0821 and 607.0704 of the Florida Business Corporation Act on March 15, 2004. Therefore, the number of votes cast for the amendment to the Corporation’s Articles of Incorporation was sufficient for approval.
     IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation this 15th day of March 2004.

/s/ Yali Golan, Director and President